[redacted]

10027164

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67800

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox-Davies Capital USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Whitefriars House, 6 Carmelite Street
(No. and Street)

London EC4Y 0BS
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner & Mattia, LLP
(Name – *if individual, state last, first, middle name*)

2015 Lincoln Highway (Address) Edison (City) New Jersey (State) 08818 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ed McCabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox-Davies Capital USA, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nancy J. Milnes
Notary Public
State of New Jersey
My Commission Expires 03/26/2012

Signature

Finop
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(X) (o) Independent auditor's report on internal control required by SEC Rule 17a-5 for a broker dealer claiming an exemption from SEC Rule 15c3-3

FOX DAVIES CAPITAL USA, INC.

Financial Statements
and Supplementary Information

Year Ended December 31, 2009

AMPER, POLITZINER & MATTIA, LLP

Independent Registered Accountant's Report

Stockholder
Fox Davies Capital USA, Inc.

We have audited the accompanying statement of financial condition of Fox Davies Capital USA, Inc. (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox Davies Capital USA, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia, LLP

February 24, 2010
Edison, New Jersey

FOX DAVIES CAPITAL USA, INC.
Statement of Financial Condition
As of December 31, 2009

Assets

Cash	$	377,365
Prepaid assets and other		5,895
Total assets	$	383,260

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	19,225
Payable to parent		681
Total liabilities		19,906
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 100,000,000 shares authorized 400,000 shares issued and outstanding		400,000
Additional paid-in capital		90,000
Accumulated deficit		(126,646)
Total stockholder's equity		363,354
Total liabilities and stockholder's equity	$	383,260

See accompanying notes to financial statements.

FOX DAVIES CAPITAL USA, INC.
Statement of Operations
For the Year Ended December 31, 2009

Revenue		
Commissions	$	16,092
Gain on foreign exchange		38,088
	$	54,180
Expenses		
Legal and consulting		47,950
Audit and accounting		10,000
Other		8,983
Total expenses		66,933
Loss before income taxes		(12,753)
Provision for income taxes		-
Net loss	$	(12,753)

See accompanying notes to financial statements.

FOX DAVIES CAPITAL USA, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, December 31, 2008	400,000	$ 400,000	$ 90,000	$ (113,893)	$ 376,107
Net Loss	-	-	-	(12,753)	(12,753)
Balances, December 31, 2009	400,000	$ 400,000	$ 90,000	$ (126,646)	$ 363,354

See accompanying notes to financial statements.

FOX DAVIES CAPITAL USA, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities		
Net loss	$	(12,753)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in assets and liabilities		
Increase in prepaid expenses and other		(5,895)
Increase in accrued expenses		3,975
Decrease in payable to Parent		(24,114)
Net cash used in operating activities		(38,787)
Net change in cash		(38,787)
Cash, beginning of year		416,152
Cash, end of year	$	377,365
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for		
Interest	$	-
Income taxes	$	-

See accompanying notes to financial statements.

Note 1 - Organization and Operations

Fox Davies Capital USA, Inc. (the "Company") is a broker-dealer located in London England and was formed on October 22, 2007. The Company operates pursuant to SEC Rule 15a-6 which allows a foreign affiliate to distribute research and execute trades of foreign securities for US institutions. The Company's role is to act as agent for these trades. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

FINRA granted the Company Membership on August 11, 2008 with an effective date of September 22, 2008.

The Company is a wholly-owned subsidiary of Fox Davies Capital (the "Parent") a Financial Services Authority ("FSA") Member.

Due to the global financial crisis and the Company receiving FINRA approval in the same time-frame, the Company has suspended all significant marketing efforts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts denominated in US dollars. Cash equivalents include investments with original maturities of 3 months or less.

Foreign Exchange

The Company has determined that the functional currency for the Company is the US dollar. Therefore, the Company translates foreign currency amounts at the exchange rate at the end of the period with the resulting gain or loss on foreign currency included in the statement of operations.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis plus deferred taxes for operating losses that are available to offset future taxable income. The Company evaluates the realization of deferred tax assets resulting from net operating losses available to offset future income.

The Company is a C corporation under the Internal Revenue Code.

Commission Income

The Company recognizes commission income, generally expressed as a percent of the trade, on a trade date basis.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements

Accounting principles generally accepted in the United States of America prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, requiring that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Accounting principles generally accepted in the United States of America also provide guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The adoption of this accounting principle did not have a material impact on the Company's financial position, results of operations and cash flows.

In May 2009, the Financial Accounting Standards Board ("FASB") issued guidance now codified as FASB ASC Topic 855, "Subsequent Events," which establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement is effective for interim or fiscal periods ending after June 15, 2009. The adoption of this pronouncement did not have a material impact on our financial position, results of operations or cash flows. However, the provisions of FASB ASC Topic 855 resulted in additional disclosures with respect to subsequent events. The Company evaluated all events or transactions that occurred after December 31, 2009 up through February 24, 2010, the date the financial statements were available to be issued. During this period no material subsequent events came to our attention.

In June 2009, the FASB issued guidance now codified as FASB ASC Topic 105, "Generally Accepted Accounting Principles," as the single source of authoritative nongovernmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current fiscal reporting period. The adoption of this pronouncement did not have an impact on the Company's financial condition or results of operations, but did impact the financial reporting process by eliminating all references to pre-codification standards. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative

Note 3 - Net Capital Requirements

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months of operation of a new broker dealer and 15 to 1 thereafter and that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 15 to 1 through August 30, 2008 then 10 to 1 thereafter. The Company is also required to maintain a minimum net capital amount of the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. As of December 31, 2009, the Company's net capital was $357,459 which was $107,459 in excess of its minimum net capital of $250,000.

Note 4 - Rule 15c3-3

The Company is required to perform a weekly computation in accordance with SEC Rule 15c3-3, and is required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." At December 31, 2009 the Company had no customer debits, credits, fails to deliver or fails to receive. The Company had no stock borrowed or loaned.

Note 5 - Off Balance Sheet Risk and Concentrations of Credit Risk

During the year ended December 31, 2009, the Company maintained its cash balances at two financial institutions, including one domestic and one foreign. The account for the benefit of customers in accordance with SEC Rule 15c3-3 is maintained at a domestic financial institution and is insured by the Federal Deposit Insurance Corporation ("FDIC") up to the legal limit. The Company's operating accounts are maintained at a foreign financial institution and have no FDIC or similar insurance coverage.

Note 6 - Administrative Agreement

The Company has an administrative expense sharing agreement in place with the Parent whereby the Parent pays certain administrative expenses such as rent, payroll, utilities, etc., on behalf of the Company for which the Parent is not reimbursed. Certain expenses, such as legal and other professional fees, have been paid by the Parent on the Company's behalf. The Company reimburses the Parent for these expenses and they have been included in payable to Parent on the accompanying statement of financial condition.

AMPER, POLITZINER & MATTIA, LLP

Independent Registered Accountant's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Stockholder
Fox Davies Capital USA, Inc.

We have audited the accompanying financial statements of Fox Davies Capital USA, Inc. (the "Company") as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia, LLP

February 24, 2010
Edison, New Jersey

FOX DAVIES CAPITAL USA, INC.
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
(Exemption Claimed Under Rule 15c3-3)
December 31, 2009

Rule 15c3-3

Fox Davies Capital USA, Inc. does not carry its own customer accounts but acts as an agent for trades in accordance with SEC Rule 15a-6. Fox Davies Capital USA, Inc. has been inactive during the year ended December 31, 2009 and although a weekly calculation is performed, the balances are zero.

See Independent Registered Accountant's Report on Supplementary Information.

FOX DAVIES CAPITAL USA, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule II
For the Year Ended December 31, 2009

Net Capital	
Total stockholders' equity	$ 363,354
Total capital	363,354
Deductions	
Nonallowable assets	
Prepaid assets and other	5,895
Net capital before haircuts on securities positions	357,459
Haircut on securities positions	-
Net Capital	$ 357,459
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 19,225
Payable to Parent	681
Total aggregate indebtedness	19,906
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 1,328
Minimum net capital required	$ 250,000
Net capital surplus	$ 107,459
Ratio: Aggregate indebtedness to net capital	5.57%

There are no material differences between the Company's computation of net capital and the focus filing.

See Independent Registered Accountant's Report on Supplementary Information.

Independent Registered Accountant's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder
Fox Davies Capital USA, Inc.

In planning and performing our audit of the financial statements of Fox Davies Capital USA, Inc. (the "Company") as of and for the year ended December 31, 2009 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement to the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Amper, Politziner & Mattia, LLP

February 24, 2010
Edison, New Jersey